Filed by Aegon N.V.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Aegon N.V.

Commission File No.: 1-10882

Form F-4 Registration No.: 333-273041

Update on stakeholder engagement process for proposed change of Aegon’s legal domicile to Bermuda

September 15, 2023, 10:20 CEST

Aegon has continued its stakeholder engagement in advance of its Extraordinary General Meetings of shareholders on September 29 and September 30, 2023 on the proposed change of Aegon’s legal domicile to Bermuda. During this process of engagement, we have received input and questions regarding the proposed governance of Aegon Ltd.

Taking into account the feedback received with respect to the proposed governance from shareholders and other stakeholders, Aegon has decided to make the following changes to the governance of Aegon Ltd. to further enhance shareholder rights:

•	Introduction of pre-emptive rights for the issuance of common shares.

Upon the issuance of common shares, each holder of common shares will have pre-emptive rights in proportion to the number of common shares held by such shareholder. The general meeting can authorize the Board to limit or exclude pre-emptive rights.

In line with current practice, Aegon will annually request (i) an authorization to exclude pre-emptive rights for up to 10% of the issued share capital, and (ii) an authorization to exclude pre-emptive rights for share issuances for purposes of safeguarding, conserving or strengthening Aegon’s capital position.

Issuances for equity compensation plans or against a non-cash contribution will be excluded from pre-emptive rights, in line with the current governance of Aegon N.V.

•	Shareholder approval for share buy-backs.

The acquisition of own shares by Aegon Ltd. will require an authorization from the general meeting. In line with our current practice, Aegon will annually request an authorization to acquire common shares.

•	Shareholder approval for annual final dividend payments.

Similar to Aegon’s current practice, shareholders will be allowed a binding vote on the payment of the annual final dividend. The Board will determine the amount of the dividend payment and declares the annual final dividend, subject to approval by the general meeting.

These governance changes will be implemented by means of an amendment to the Aegon Ltd. bye-laws, which will be submitted for approval to the first Aegon Ltd. general meeting of shareholders to be held after the redomiciliation. For the period up to such general meeting of shareholders, Aegon Ltd. will adhere to the shareholder authorizations to exclude pre-emptive rights and the shareholder authorization to acquire own shares as granted by the Aegon N.V. general meeting of shareholders of May 25, 2023.

In addition to the above governance changes, Aegon would like to clarify the application of the authority of the Board to issue common shares for “purposes of safeguarding, conserving or strengthening Aegon’s capital position”, as included in the Aegon Ltd bye-laws. This authority of the Board is similar to the share issue authorization that Aegon has requested from shareholders annually to ensure that in exceptional financial circumstances Aegon will be able to attract capital to safeguard its financial position, for example when additional capital would be required to comply with its regulatory obligations. The purpose of this exception is to protect the company if the capital position requires it and Aegon will only make use of this exception in exceptional circumstances of severe financial distress.

Notice to U.S. shareholders

In connection with the proposed Redomiciliation, Aegon N.V. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration No. 333-273041), which became effective on July 21, 2023, that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the proposed Redomiciliation. This Convocation and Agenda with Explanatory Notes does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed Redomiciliation. U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE PROPOSED REDOMICILIATION. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein 50, 2591 TV The Hague, the Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.